

Mail Stop 4628

July 7, 2017

<u>Via Email</u>
James D. Gray
Chief Financial Officer
Ingredion Incorporated
5 Westbrook Corporate Center
Westchester, Illinois 60154

>   **Re: Ingredion Incorporated**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed February 22, 2017**
>   **Response dated June 16, 2017**
>   **File No. 001-13397**

Dear Mr. Gray:

We have reviewed your June 16, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements, page 59

Note 13 – Segment Information, page 89

1.   Your response to prior comment three from our letter dated June 6, 2017 indicates that you have concluded that it is impracticable to provide the disclosure required by FASB ASC paragraph 280-10-50-40. However, we note that pages 5, 6 and 7 of your 10-K provide information about net sales by various products and industries. Explain to us, in reasonable detail, how this information has been compiled. Separately, in light of this

information, further explain your basis for concluding that it is impracticable to provide the information required by FASB ASC paragraph 280-10-50-40.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources